April 25, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shehzad Niazi

Re:	China Ginseng Holdings, Inc.
Amendment No. 3 to Form 10-12g
Filed March 14, 2011
Form 10-Q/A for the Quarterly Period Ended September 30, 2010
Filed March 14, 2011
Form 10-Q/A for the Quarterly Period Ended December 31, 2010
Filed March 14, 2011
File No. 000-54072

Dear Mr. Niazi:

This letter is provided in response to your letter dated April 4, 2011 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Amendment No. 3 to Form 10-12g

Our Business, page 3
General, page 3

1.
We note your response to comment two that you obtained certificates of approval for each of your subsidiaries as wholly foreign owned entities; yet we note that you have only filed as exhibit 12 the approval for Yanbian.  In addition, please discuss in greater detail what is required to operate as a wholly foreign owned entity and how you met the requirements and approvals.  Lastly, please discuss how your structure comports with the requirements in the government regulation section on page 16 regarding the M&A rules.

Response: Pursuant to your comment, we have amended the exhibits by adding the approvals of for the other three wholly foreign owned enterprises besides Yanbian. All the four wholly foreign owned enterprises have duly obtained the approval from the relevant government. Pursuant to PRC laws, a wholly foreign owned enterprise needs to apply for and obtain an approval certificate from the competent approval government authorities (the Ministry of Commerce of PRC or its local branch) and then a business license from the competent registration authorities (the Administration for industry and commerce of the PRC or its local branches) before it legally starts its business operation. Each of the four foreign owned enterprises has not only obtained the approval certificate from the competent local approval government authorities but also the business license for the competent local registration authorities. We have included in our prospectus a disclosure stating the above on page 2.

The 2006 M&A rules became effective on September 8, 2006.  It is not applicable to any foreign owned enterprise.  Three of the four foreign owned enterprises (Ganzhi, Yanbian and Huamei) became wholly foreign owned enterprises before September 8, 2006.  Therefore, the 2006 M&A rules definitely do not applicable to Ganzhi, Yanbian or Huamei.  Tonghua became a wholly foreign owned enterprise after September 8, 2006.  According to the 2006 M&A rules, where a special purpose company is to be listed overseas for transaction, it shall be subject to the approval of the securities regulatory organ under the State Council of the PRC.   Under the said rules, the “special purpose company” refers to an overseas company directly or indirectly controlled by a domestic company or Chinese person to realize the interests of a domestic company actually owned by the aforesaid domestic company or Chinese person by means of overseas listing.  The current shareholders of Tonghua are not the original shareholders of Tonghua before Tonghua became a wholly foreign owned enterprise on January 15, 2008.  So we do not think China Ginseng Holdings, Inc. is a “special purpose company” as defined in the 2006 M&A rules.  Our structure shall not be subject to the 2006 M&A rules. Therefore, we have removed the risk associated with 2006 M&A rules on page 16.

2.
 Please reconcile the date you entered into the 8 million RMB loan agreements with Meihekou, which is described as November 8, 2010 in the first paragraph under the bullet points at the top of page four, with the September 10, 2010 date provided in Exhibit 10.21.  In addition, as previously requested in comment three of our letter dated February 24, 2011, please disclose on page three the amount of interest that is currently due on the loan.

Response: Pursuant to your comment, we have corrected the date when we entered into the 8 million RMB loan agreements on page 4 to September 10, 2010. The loan carries an annual floating rate equals to 90% of the benchmark interest rate.  The benchmark interest rate is the rate announced by the People’s Bank of China as an interest rate of same type and class of loans at the date of the loan and changes with the adjustment of national bank rate.  Meihekou Credit Union calculates the interest on a monthly basis applying this annual floating rate which is payable on the 21st day of each month. The Company is current on the payment of the interest. The monthly interest rate of April 2011 is 9.65833 and we paid interest of 78,821.81 RMB (about USD $ 11,817.36) on April 20, 2011. We have included the above information on page 5 of the prospectus.

3.
We partially reissue comment 11 of our letter dated February 24, 2011. Please clarify the penultimate paragraph of page two and disclosure on pages three and four to clarify that Tonghua does not produce any wine and that all wine production is through your winery producer.  We also note a reference to the company producing wine in the first paragraph of page F-8.  Please revise as appropriate.

Response: Pursuant to your comment, we have clarified in our prospectus that we are producing wine through a winery producer on page 2, 5, 22 and page F-8.

4.
Provide the basis for your plan to derive “70% of our revenues from sales of canned ginseng juice, 20% of our revenues from sales of ginseng and 10% of our revenue from sales of our wine in the next 2-3 years,” as stated on page three, in light of the recent commencement of production of ginseng juice and given that your wine business has not yet commenced.

Response: After we shifted our business focus from direct sale of ginseng to ginseng beverage and wine, we have stored most of the fresh ginseng in our inventory for production of canned ginseng beverage. We are no longer selling fresh ginseng produced by Yanbian, except such oxidized  ginseng as it is not qualified for production of ginseng beverage. Our average yearly rain volume in the past ten years is approximately 500 millimeter and we usually have around 30% of ginseng that becomes oxidized each year. Nevertheless, because of the excessive rain in 2010, the fact that the market price of ginseng increased in the three months ended December 31, 2010 and the fact that we just started sales of canned ginseng juice in that period, the sales of ginseng by Yanbian still counted for the biggest part of our revenue for the three months ended December 31, 2010.  However, we believe that there is a significant opportunity for functional drink in China and there are currently no leading brands in the market. With our unique production technology of ginseng beverage and our focus on high-end consumer, we anticipate that, in the long run, around 70% of our revenue will come from sales of ginseng beverage in next 2-3 years.  Nevertheless, there is no assurance that our sales of ginseng beverage will generate 70% of our revenues in the next 2-3 years.

 In addition, though we have not started wine production, we have signed production contact with a winery producer and a distribution agreement with a distributor.  And we have been receiving positive feedbacks from the distributors we are negotiating with for other cities about our wine. We estimate that once we start wine production, 10% of our revenues will come from sales of wine in the next 2-3 years; however, there is no assurance that our sales of wine will generate 10% of revenues in the next 2-3 years.

Please find the above statement on page 3 and page 6 of our prospectus.

5.
We partially reissue comment 13 of our letter dated February 24, 2011. We note that you have not revised the reference on page four to your ginseng resale business accounting for a “small portion of [y]our revenue.” Please revise to reconcile this statement with your subsequent disclosure regarding the significant role this portion of your business plays in your overall operations.

Response: Pursuant to your comment, we have revised our disclosure on page four to our ginseng resale business as follows:

“Since August 2010, we have gradually shifted our business focus from direct sales of ginseng and ginseng byproducts to production and sale of canned ginseng juice and wine. We have started reserving most of the ginseng produced by Yanbian for use in the planned production of canned ginseng juice and grape juice produced by Tonghua for use in the planned production of wine. Meanwhile, as there is higher standard for ginseng used in canned ginseng juice, we are able to sell ginseng produced by Yanbian which is not qualified for use in canned ginseng juice to the market through Yanbian. In addition, if we receive large orders for ginseng and/or ginseng byproducts, we will directly purchase ginseng and/or ginseng byproducts from the market if we can get a lower price of the products. This part of sale of ginseng  is generated on order-to-order basis and conditioned on whether we can get a lower price for such demanded products in the market.”

6.	Please clarify the disclosure on page five regarding the interest on the loan from Meihekou Credit Union. In addition, please provide the actual interest rate as of a recent date.

Response: The loan carries an annual floating rate equals to 90% of the benchmark interest rate. The benchmark interest rate is the rate announced by the People’s Bank of China as an interest rate of same type and class of loans at the date of the loan and changes with the adjustment of national bank rate.  Meihekou Credit Union calculates the interest on a monthly basis applying this annual floating rate which is payable on the 21st day of each month. The Company is current on the payment of the interest. The interest as of April, 2011 was 9.65833 and we paid interest of 72,821.81 RMB (about UDS 11,817.36) on April 20, 2011. We have clarified on our disclosure on page 5 regarding the annual floating rate of the Meihekou 8 Million RMB loan and provided the actual interest rate as of a recent date of this filing.

Sections of Our Business, page 6

7.
We note your added disclosure on page six that the “growing cycle is from March to September” and your subsequent disclosure that “June to August…is the grow season.” Please revise your disclosure to clarify the difference between the “growing cycle” and the “grow season”.

 Response: Pursuant to your comment, we have revised the disclosure to clarify that the growing cycle is the period from the date we sow the seed to the date we harvest which usually takes around 5-6 years to ensure the growth of ginseng and the nutrition it contains in the root. Growing season, on the other hand, is refereed to the months from April to September that ginseng grows each year. Please find the revised disclosure on page 6, 9, 23, 25 of the registration statement.

8.
Please clarify the last paragraph above Sources and Availability of Raw Materials on page six, which discuss the decrease in direct sales of ginseng due to its increased use for your canned ginseng juice, in light of your disclosure that 90% of your ginseng oxidized in 2010.

Response: Pursuant to your comment, we have clarified that our average yearly rain volume in the past ten years is approximately 500 Millimeters and we usually have around 30% of ginseng oxidized each year. Once ginseng is oxidized, it is not qualified to be used as raw material of ginseng beverage. Since we shifted our business focus from direct sales of ginseng to ginseng beverage and wine, we are no longer selling fresh ginseng produced by Yanbian except oxidized ginseng.  Though  we had an extraordinary amount of rain in 2010 causing 90% of the ginseng to oxidize, we anticipate that going forward our percentage of direct sales of ginseng will  decrease based on the historical average percentage of oxidized ginseng in the past 8 years. However, if we continue to observe an increase in the percentage of oxidized ginseng going forward, we will adjust our estimates accordingly. Please find our revised disclosure on page 6 stating the above.

Canned Ginseng Juice, page 7
Distribution Methods, page 8

9.
Please clarify the terms (including pricing) under which your distributors will acquire your beverage for sale and the manner in which any funds from sales of your beverages by your distributors will be managed. For example, describe if the distributor will obtain the beverages from you at a wholesale price, at cost, or some other arrangement.

Response: Pursuant to your comment, we have revised our disclosure to provide the requested information on page 8.

Wine, page 10
Distribution Methods, page 11

10.
We partially reissue comment 20 of our letter dated February 24, 2011. Please clarify the terms (including pricing) under which your distributors will acquire your wine for sale and the manner in which any funds from sales of such products by your distributors will be managed.  For example, describe if the distributor will obtain the wine from you at a wholesale price, at cost, or some other arrangement.

Response: Pursuant to your comment, we have revised our disclosure to include the requested information on page 11.

11.	Also, please revise your disclosure on page 11 to discuss the 150,000 RMB payment described in Chapter 4, Section 2 of Exhibit 10.19. Clarify whether this payment has been received.

Response: Pursuant to your comment, we have clarified in Footnote 2 of the chart of distributor on page 11 that the payment of 150,000 RMB was received on December 28, 2010.

Competition, page 20
Ginseng Beverage, page 20

12.
We partially reissue comment 23 of our letter dated February 24, 2011. Please identify the “research institute” referred to in the first paragraph of this section. Furthermore, clarify whether the market research described in the second paragraph of page 21 was part of the same market research report described earlier. Finally, briefly revise your disclosure to clarify how the market researchers determined that the extraction of ginsenosides causes damage to nutritional components of ginseng.  Provide us supplementally with a copy of the market research report.

Response: Pursuant to your comment, we have identified that the research institute is China Lantu Hongye Research Institute on page 20 and it was the same market research report described earlier. In addition, we clarified that it is management’s belief that the extraction of ginsenosides will cause damage to nutritional components of ginseng because high heat is used in the process of the extraction on page 21.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 28

13.	We reissue comment 26 of our letter dated February 24, 2011. We are unable to locate a substantive response to our comment.

Response: Pursuant to your comment, please find our more detailed discussion of your results of operations and the reasons for the changes in the results of operations on page 28-29.

Liquidity and Capital Resources, page 30

14.
We partially reissue comment 29 of our letter dated February 24, 2011. Please revise your disclosure here to provide management’s analysis of the material effect the Meihekou Credit Union loan will have on your liquidity and ability to raise capital. In this regard, discuss any material financial covenants in the Meihekou Credit Union agreement that place restrictions or limits on your ability to raise capital in the future.

Response: Pursuant to your comment, we have revised our disclosure on page 30 stating  that there areno financial covenants in the Meihekou Credit Union agreement that place restrictions or limits on our ability to raise capital in the future.

15.
We partially reissue comment 30 of our letter dated February 24, 2011.  It is unclear why the Qingshi Credit Cooperative loan is only secured by 150 tons of grape juice, among the other described assets, when on page 10 under Production Methods you refer to Tonghua having reserved 1,170 tons of grape juice as of June 30, 2010.  Please revise to reconcile this disclosure or advise.

Response: Pursuant to your comment, we have reviewed the Qingshi Credit Cooperative loan agreement and noticed that the confusion was caused by an error in the translation. The loan is secured by certain assets of Honghua, not all assets of Honghua. The security of the loan includes 14 cabon-steel storage cans; 16 high-speed steel storage cans and 150 tons of grape juice. Therefore, we have revised our disclosure on page 3, page 30, page F-17 to reconcile and also refilled the loan agreement as Exhibit 10.15 to this prospecuts.

Item 7. Certain Relationship and Related Transactions, and Director Independence Director Independence, page 40

16.	Please remove the first paragraph from this section, as it is contradictory with the disclosure in the remainder of this section.

Response: Pursuant to your comment, we have removed the first paragraph from this section.

17.
Please provide the disclosure required by Item 404(a)(5) of Regulation S-K, which would include the largest aggregate amount of principle outstanding for each individual, and disclosure the nature of the relationship between each individual and the company.

Response: Pursuant to your comment, we have provided in our disclosure the nature of the relationship between each individual and the company and the largest aggregate amount of  the principle outstanding for each individual on page 40.

18.	In addition, please provide more specific disclosure regarding the amount attributable to “others” in the list of related party loans.

Response: Pursuant to your comment, we have s revised the table to include these amounts on page 40.

19.	We note your added disclosure in the second paragraph of this section. It is unclear why you are imputing interest on funds which were loaned “interest free”. Please advise or revise.

Response: In regards to non-interest bearing loans from related parties, the Company follows the guidance of FASB ASC 835-30.  For the years ended prior to June 30, 2010, the Company was initially not imputing interest in accordance with FASB ASC 835-30.  In response to comment 57 from the SEC dated September 3, 2010, the Company reviewed this policy, retrospectively imputed interest on these loans, and restated its’ previously filed financial statements to reflect the imputation of interest.  Pursuant to your comment, we have removed the computed interest in the section of related party transaction on page 40 and kept them in the related financial statements.

Exhibits

20.	Please file the certificates of approval certifying your subsidiaries as WFOEs as exhibits to the registration statement, to the extent you have not already done so.

Response: Pursuant to your comment, we have filed the certificates of approval certifying our subsidiaries as WFOES as exhibit 10.22-10.24.

21.	We note that Annex 1 to Exhibit 10.19 has not been filed. Please file exhibit 10.19 in its entirety.

Response: Pursuant to your comment, we have filed exhibit 10.19 with its Annex.

22.	We note a reference to a “loan note” and “due bill” in Article 3 of Exhibit 10.21. Please file such documents as exhibits to the registration statement.

Response: Pursuant to your comment, we have reviewed the loan agreement which is in Chinese and noticed that it was an error caused by translation. Therefore, we have corrected the translation as following in  Exhibit 10.21

“Article 3 Term of borrowing

(a)	The loan term is 23 months, that is from Sep. 10 ,2010 to Aug. 10 ,2012.

(b)
Nevertheless, if there is any inconsistency between the date of loan receipt or bank book record and the date of this agreement, the date of loan shall be the date in the loan receipt or bank book record, and the duration of the loan shall be adjusted to match the same term of the loan as stated above in 3(a).”

Form 10-Q/A for the Quarter Ended September 30, 2010
Item 4. Controls and Procedures
Evaluation of Disclosure Control and Procedures, page 29

23.
We reviewed your response to our prior comment 37, noting you believe your disclosure controls and procedures are not effective.  However, your amended Form 10-Q did not provide a conclusion on the effectiveness of your disclosure controls and procedures as of September 30, 2010.  As such, please revise to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010, in accordance with Item 307 of Regulation S-K.  Please note an abbreviated amendment may only be required.  Refer to Exchange Act Rule 12b-15.

Response: Pursuant to your comment, we have revised our disclosure to provide a conclusion that our controls and procedures were ineffective as of September 30, 2010.

Form 10-Q/A for the Quarter Ended December 31, 2010
General

24.	Please amend this Form 10-Q to comply with the comments issued above, as applicable.

Response: Pursuant to your comment, we have amended this Form 10-Q to provide a conclusion that our internal controls and procedures were ineffective as of December 31, 2010.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

25.
We partially reissue comment 40 of our letter dated February 24, 2011. Please provide a more detailed discussion as to the reason(s) for the changes in the results of operations and quantify the amount of the changes.

Response: Pursuant to your comment, we have revised our discussion of results of operations to provide a more detailed analysis on page 9-11.

26.
In this regard, please also revise your discussion of your results of operations and liquidity to address the significant portion of your ginseng that was oxidized in 2010 and the effect that such oxidation will have on your ginseng beverage business.

Response: Pursuant to your comment, we have revised our discussion of our result of operations to address the significant portion of oxidized ginseng in 2010 and the effect that such oxidation will have on our ginseng beverage business on page 10.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 14
27.
Please revise to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as December 31, 2010 in accordance with Item 307 of Regulation S-K. Please note an abbreviated amendment may only be required. Refer to Exchange Act Rule 12b-15.

Response: Pursuant to your comment, we have included our conclusion that our controls and procedures as of December 31, 2010 was ineffective on page 20.

Changes in Internal Control Over Financial Reporting, page 15

28.	Please revise to disclose any changes in your internal control over financial reporting during the quarter ended December 31, 2010 in accordance with Item 308(c) of Regulation S-K.

Response: Pursuant to your comment, we have revised our disclosure to indicate that there was no change in our internal control and procedures that occurred during the three months ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal controls and procedures during this financial reporting period.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We are hereby stating the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Liu Changzhen